Exhibit 99.1

As of the effective time (the "Effective Time") of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, as amended, by and among Sequential Brands Group, Inc. (f/k/a Singer Madeline Holdings, Inc.) (the "Issuer"), SQBG, Inc. (f/k/a Sequential Brands Group, Inc.) ("Old Sequential" and the predecessor to the Issuer), Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc. and Singer Merger Sub, Inc. (the "Merger Agreement"), each share of common stock of Old Sequential was converted into one share of common stock of the Issuer, and each unvested award of restricted common stock of Old Sequential outstanding immediately prior to the Effective Time was converted into a restricted stock award of the Issuer on the terms and conditions under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of common stock of the Issuer equal to the number of shares underlying the unvested award of restricted common stock of Old Sequential. The common stock number referred in Table I is an aggregate number, and represents the following holdings of the reporting person immediately following the Effective Time: (i) 70,766 shares of common stock of the Issuer and (ii) 8,334 shares of common stock underlying a restricted stock award of the Issuer (the "Issuer Restricted Stock Award"). These 8,334 shares constitute the unvested portion of an award of restricted common stock granted to the reporting person by Sequential on October 31, 2013, which by its terms vests equally in three installments on each of October 31, 2014, October 31, 2015 and October 31, 2016 (the "Sequential Restricted Stock Award"). The 8,334 shares of common stock are the final installment of the Sequential Restricted Stock Award to vest, and will vest as common stock underlying the Issuer Restricted Stock Award on October 31, 2016.